

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

05041833

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Amendment

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 24 2005 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 49911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cypress Capital Corporation, BD #42618

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 The Embarcadero, Suite 420
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Rael 415-281-3036 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chu and Waters, LLP
(Name – *if individual, state last, first, middle name*)

120 Montgomery Street, Suite 1450, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 16 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/16/05

OATH OR AFFIRMATION

I, Daniel P. Rael, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cypress Capital Corporation, as of June 23, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



ILENE SAGALL
Commission # 1417335
Notary Public - California
San Francisco County
My Comm. Expires Jun 9, 2007

Signature

Director of Compliance and Admin.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CYPRESS CAPITAL CORPORATION

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

CHU and WATERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

CHU and WATERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

90 NEW MONTGOMERY STREET, SUITE 1450
SAN FRANCISCO, CA 94105

TELEPHONE: (415) 781-9900
FACSIMILE: (415) 781-9909
EMAIL: INFO@CHUWATERS.NET

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Cypress Capital Corporation
San Francisco, California

We have audited the accompanying statements of financial condition of Cypress Capital Corporation (a wholly-owned subsidiary of Cypress Leasing Corporation) (The Company) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of The Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypress Capital Corporation (a wholly-owned subsidiary of Cypress Leasing Corporation) at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note B to the financial statements, a revision in the computation of the Net Capital Requirements of Cypress Capital Corporation as of December 31, 2004 was requested by the National Association of Securities Dealers, Inc. Accordingly, Note B to the financial statements and the accompanying Schedule of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission have been revised.

Chu and Waters, LLP

CHU and WATERS, LLP
Certified Public Accountants

February 25, 2005
(except for Note B and Supplemental Information as to which the date is June 21, 2005)

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS:		
Cash	$ 54,986	$ 275,110
Commission advances	365,676	81,300
TOTAL ASSETS	$ 420,662	$ 356,410
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 4,346	$ 1,415
Total current liabilities	4,346	1,415
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	15,000	15,000
Paid-in capital	834,590	734,590
Accumulated (deficit)	(433,274)	(394,595)
Total stockholder's equity	416,316	354,995
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 420,662	$ 356,410

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

STATEMENTS OF OPERATIONS

	For The Years Ended December 31, 2004	2003
REVENUE:		
Commission income	$ 2,172,453	$ 1,513,000
Expense reimbursement revenue	1,081,827	398,807
Interest income	52	762
Total revenue	3,254,332	1,912,569
OPERATING EXPENSES:		
Commissions to other broker-dealers	2,172,451	1,546,015
Commissions to employees	1,081,548	398,510
Professional fees	17,788	12,872
Other operating expenses	21,224	11,144
Total operating expenses	3,293,011	1,968,541
NET (LOSS)	$ (38,679)	$ (55,972)

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common stock	Paid-in capital	Accumulated (deficit)	Total
Balance at December 31, 2002	$ 15,000	$ 734,590	$ (338,623)	$ 410,967
Net (loss) for the year ended December 31, 2003	-	-	(55,972)	(55,972)
Balance at December 31, 2003	15,000	734,590	(394,595)	354,995
Additional capital contribution	-	100,000	-	100,000
Net (loss) for the year ended December 31, 2004	-	-	(38,679)	(38,679)
Balance at December 31, 2004	$ 15,000	$ 834,590	$ (433,274)	$ 416,316

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

STATEMENTS OF CASH FLOWS

	For The Years Ended December 31, 2004	2003
Cash flows from operating activities:		
Net (loss)	$ (38,679)	$ (55,972)
Adjustments to reconcile net (loss) to net cash (used) provided by operating activities:		
(Increase) decrease in commission advances	(284,376)	203,675
Increase (decrease) in accounts payable	2,931	(750)
Total adjustments	(281,445)	202,925
Net cash (used) provided by operating activities	(320,124)	146,953
Cash flows from financing activities:		
Proceeds from additional paid-in capital provided by The Parent	100,000	-
Net cash provided by financing activities	100,000	-
NET (DECREASE) INCREASE IN CASH	(220,124)	146,953
CASH, beginning of year	275,110	128,157
CASH, end of year	$ 54,986	$ 275,110

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activity

Cypress Capital Corporation (The Company) was incorporated under the laws of the State of California on November 27, 1996. It became a member of the National Association of Securities Dealers, Inc. and concurrently registered with the Securities and Exchange Commission on April 15, 1997. The Company is a fully-disclosed broker-dealer engaged exclusively in the business of the wholesale offering and selling of investment interests in equipment leasing programs sponsored by its Parent, Cypress Leasing Corporation (The Parent) and its affiliates. The Company is a wholly-owned subsidiary of Cypress Leasing Corporation.

As a wholly-owned subsidiary, The Company is subject to the control of The Parent and its subsidiaries. It is also subject to related party transactions such as loans, dividends, and expense allocations. The Company has entered into an operating expense funding agreement with The Parent, Cypress Equipment Management Corporation II, a wholly-owned subsidiary of The Parent, and Cypress Equipment Management Corporation III, an affiliate of The Parent, whereby The Parent, Cypress Equipment Management Corporation II, and Cypress Equipment Management Corporation III, at their discretion, may directly pay certain commissions and other expenses on behalf of The Company. The payment of such expenses by The Parent, Cypress Equipment Management Corporation II and Cypress Equipment Management Corporation III results in the recognition of expense reimbursement revenue and the corresponding expense by The Company. In addition, The Parent bears overhead expenses of The Company by providing certain overhead items (such as office space, equipment use, utilities and administrative service) without charge to The Company.

Method of Accounting

The Company has prepared the accompanying financial statements using the accrual method of accounting.

Cash

For purposes of the statements of cash flows, The Company considers all demand deposit accounts and all interest bearing time deposit accounts due on demand as cash.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commission Advances

The Company pays commissions to third parties upon the sale of investment interests in equipment leasing programs. The Company records these payments as commission advances until such time as the investor is admitted as a member in the leasing program and The Company receives its commission income.

Income Taxes

The Company is a qualified S Corporation subsidiary of The Parent and does not file separate income tax returns. As a result of The Parent's election to be treated as an S Corporation and the election by The Parent to have its subsidiaries, including The Company, become qualified S Corporation subsidiaries, effective January 1, 2003, The Parent and its qualified S Corporation subsidiaries are only subject to State Franchise tax at a rate of 1.5%. Federal and State individual income taxes are paid by the stockholder of The Parent based on the taxable income reported by The Parent. State Franchise tax is allocated to The Company based upon The Company's taxable income for the period as compared with the taxable income of The Parent and its subsidiaries.

Any income tax liability is reflected on the statement of financial condition as a payable to The Parent. Under the terms of the agreement with the Parent, no receivable is reported for income tax benefits. The Company does not have any significant taxable temporary difference that would require the recognition of deferred income taxes.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE B – REVISION OF COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS AND CONTINGENCIES

Revision of Computation of Net Capital

The National Association of Securities Dealers, Inc. informed The Company of a net capital deficiency as of December 31, 2004. The net capital deficiency is a result of the National Association of Securities Dealers, Inc.'s interpretation of aggregate indebtedness for purposes of the Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which differs from The Company's and its advisors' original interpretation.

As described in Note E, The Company, The Parent and certain other affiliated entities had a joint borrowing agreement for a revolving line of credit with an outstanding balance including accrued interest at December 31, 2004 of $4,202,012 which had been advanced to Cypress Financial Corporation an affiliate of The Parent. The Company previously determined that $201,697 of the $4,202,012 was its allocable share of a liability from the revolving line of credit in determining aggregate indebtedness for purposes of the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The $201,697 was originally determined by The Company to be its allocable share of the liability based upon its interpretation of the particular facts, the borrowing agreement and an analysis of The Company's assets as of December 31, 2004 and the assets of all the entities subject to the joint borrowing agreement.

The National Association of Securities Dealers, Inc. has concluded that the entire outstanding balance of the $4,202,012 revolving line of credit should be included as aggregated indebtedness in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Accordingly, this Note B and the supplemental information containing the Schedule of Computation of Net Capital Pursuant to Uniform Net Capital Rule of 15c3-1 of the Securities and Exchange Commission have been revised. The revolving line of credit is a liability only for the purpose of determining aggregated indebtedness for the computation of net capital and is not recorded as a liability under generally accepted accounting principles.

NOTE B – REVISION OF COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS AND CONTINGENCIES (Continued)

Net Capital Requirements and Contingencies

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, The Company's net capital as defined was $49,525, which was $230,899 less than the required amount of $280,424. The Company's ratio of aggregate indebtedness, as defined, to net capital was 84.9 to 1. As of December 31, 2004 The Company did not meet its minimum Net Capital Requirement under the Uniform Net Capital Rule of 15c3-1 of The Securities and Exchange Commission.

The Securities and Exchange Commission and the National Association of Securities Dealers, Inc. have jurisdiction to impose penalties, fines or other sanctions on The Company for deficiencies of the net capital requirements. In the opinion of management based upon the circumstances surrounding the deficiency in net capital, it is unlikely that any material penalties, fines or other sanctions will be imposed. As of June 21, 2005 The Company has not been notified of any penalties, fines or other sanctions therefore no accrual of such amounts has been made in the accompanying financial statements.

Effective January 26, 2005, the loan under the joint borrowing to the affiliated company was repaid in full and The Company became compliant under Net Capital Requirement under the Uniform Net Capital Rule of 15c3-1 of The Securities and Exchange Commission. Effective February 25, 2005, The Company was removed from the joint borrowing agreement.

NOTE C – CONCENTRATIONS

Concentration of Revenues

During the years ended December 31, 2004 and 2003, The Company received substantially all of its commission income and expense reimbursement revenue from The Parent, Cypress Equipment Management Corporation II, a wholly-owned subsidiary of The Parent, Cypress Equipment Management Corporation III, an affiliate of The Parent, and equipment leasing programs sponsored by The Parent and affiliates.

NOTE C – CONCENTRATIONS (Continued)

Concentration of Credit Risk

Financial instruments that potentially subject The Company to credit risk include cash accounts with bank balances of $293,460 at December 31, 2003, of which $193,460 is in excess of the Federal Depository Insurance Corporation coverage of $100,000. The difference between the carrying amount of the cash accounts and the bank balances are primarily due to outstanding checks.

NOTE D – RELATED PARTY TRANSACTIONS

The Company receives commission income and expense reimbursement revenue from various related entities. The related entities consist of The Parent, Cypress Equipment Management Corporation II, a wholly-owned subsidiary of The Parent, Cypress Equipment Management Corporation III, an affiliate of The Parent, Cypress Equipment Funds VII, VIII, and IX, LLC and Cypress Income Fund, LLC, which are equipment leasing programs sponsored by The Parent and managed by Cypress Equipment Management Corporation II and Cypress Equipment Management Corporation III.

The Company received the following commission income from related parties during the years ended December 31, 2004 and 2003:

	For The Years Ended December 31,	
	2004	2003
COMMISSION INCOME:		
Cypress Equipment Fund VII, LLC	$ 2,568	$ 2,586
Cypress Equipment Fund VIII, LLC	95,576	1,382,041
Cypress Equipment Fund IX, LLC	1,543,748	-
Cypress Income Fund, LLC	344,466	-
Cypress Equipment Management Corporation II	10,530	128,373
Cypress Equipment Management Corporation III	175,565	-
	$ 2,172,453	$ 1,513,000

NOTE D – RELATED PARTY TRANSACTIONS (Continued)

The Company received the following expense reimbursement revenue from related parties during the years ended December 31, 2004 and 2003:

	For The Years Ended December 31,	
	2004	2003
EXPENSE REIMBURSEMENT REVENUE:		
The Parent	$ 306,195	$ -
Cypress Equipment Management Corporation II	-	398,510
Cypress Equipment Management Corporation III	775,353	-
	$ 1,081,548	$ 398,510

NOTE E – NOTE PAYABLE AND SUBSEQUENT EVENT

As of December 31, 2004 The Company, The Parent and certain other affiliated entities had a joint borrowing agreement for a revolving loan in the amount of $5,000,000, with interest at Prime + 0.5%, in which all outstanding amounts were due May 2, 2006. The borrowing agreement was collateralized by substantially all the assets of The Company, The Parent and certain other affiliated entities. The borrowing agreement provided that certain conditions must be met prior to obtaining advances under the loan. As of December 31, 2004, $4,202,012, including accrued interest, had been advanced under this borrowing agreement to Cypress Financial Corporation, an affiliate of The Parent.

On January 26, 2005, the $4,202,012 advanced under the joint borrowing agreement was repaid in full. There were no additional borrowings under the joint borrowing agreement from January 26, 2005 through February 25, 2005. On February 25, 2005, The Company was removed as a co-borrower from this joint borrowing agreement. As The Company is no longer a co-borrower under this agreement its assets are no longer pledged as collateral under The Parent's joint borrowing agreement and therefore The Company will have no further liabilities associated with this joint borrowing agreement.

SUPPLEMENTAL INFORMATION

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL

Total stockholder's equity	$	416,316
Total stockholder's equity qualified for net capital		416,316
Deductions and/or charges:		
Non-allowable assets:		
Commissions advances		365,676
Other deduction and/or charges		1,115
Total deductions and/or charges		366,791
Net capital before haircuts on securities positions		49,525
Haircuts on securities positions		-
Net capital	$	49,525

AGGREGATE INDEBTEDNESS

Item included in statement of financial condition:		
Accounts payable	$	4,346
Other unrecorded amounts:		
Joint borrowing liability		4,202,012
Total aggregate indebtedness	$	4,206,358

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness)	$	280,424
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above)	$	280,424
Excess net capital over requirement	$	(230,899)
Ratio: aggregate indebtedness to net capital		84.934

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004
(Continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

For the year ended December 31, 2004, there were no material differences from The Company's net capital computation, accordingly, a reconciliation with The Company's computation has not been included.

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

SCHEDULE OF COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

The Company is exempt under provision of Rule 15c3-3 due to the fact that The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption.

The accompanying notes are an integral
part of these financial statements.

CHU and WATERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

90 NEW MONTGOMERY STREET, SUITE 1450
SAN FRANCISCO, CA 94105

TELEPHONE: (415) 781-9900
FACSIMILE: (415) 781-9909
EMAIL: INFO@CHUWATERS.NET

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Cypress Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Cypress Capital Corporation (a wholly-owned subsidiary of Cypress Leasing Corporation) (The Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by The Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by The Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of The Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which The Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Cypress Capital Corporation for the year ended December 31, 2004, and this report does not affect our report thereon dated February 25, 2005. The material weakness that came to our attention was that The Company did not immediately and fully communicate to the appropriate accounting personnel the nature and extent of a borrowing agreement for which The Company was jointly and severally liable. This resulted in The Company not including all debt from a joint borrowing agreement as aggregated indebtedness in the computation of SEC Uniform Net Capital Rule (Rule 15c3-1). The corrective action that was taken was to install a procedure to promptly notify the appropriate accounting personnel of any and all borrowing agreements to which The Company is a party.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that The Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chu and Waters, LLP

CHU and WATERS, LLP
Certified Public Accountants

June 21, 2005